FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

May 19th, 2005

Item 3.  Press Release

Date of Issuance:

May 19th, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

On May 19th, 2005, the Company announced that announced that it had appointed Accent Marketing Limited as its investor and public relations advisory firm in Europe.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 24th day of May, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:      (604) 688-8656

Facsimile:       (604) 688-8654

Website:  www.accelrate.com

APS –  39

      May 19, 2005

     TSX Symbol: APS

FOR IMMEDIATE RELEASE

       Frankfurt (Germany) Symbol: KCG

ACCELRATE APPOINTS INVESTOR AND PUBLIC RELATIONS

ADVISOR IN EUROPE

Vancouver, B.C, May 19, 2005 – AccelRate Power Systems, the technology leader in rapid battery chargers, announced today that it has appointed Accent Marketing Limited (“Accent”) as its investor and public relations advisory firm in Europe.

"We are very pleased to have Accent Marketing, with their strong communications skills, join our team," said Mr. Caspar Koch, Chairman of AccelRate Power Systems. "Accent’s extensive background in investor relations and public relations, coupled with its contacts within the European environmental investment funds and industry, will prove invaluable to AccelRate as we continue to expand our business worldwide."

In addition to their communications competencies, in recent years, Accent has developed particular skills in representing battery-related companies.

In consideration of Accent’s services, AccelRate will commit to fees of approximately
CDN $75,000 during the one-year contract. In addition, AccelRate will grant to Accent a stock option exercisable for one year from the date of the agreement, to purchase up to 75,000 common shares in the capital of AccelRate at a price of CDN$1.50 per share. The options will vest in accordance with AccelRate’s stock option plan.

AccelRate recently announced the introduction of its private label line of rapid battery chargers. This is pursuant to AccelRate’s recent announcements regarding its signing of a license agreement with Hawker Powersource Inc. (www.hawkerpowersource.com) for the manufacturing and marketing of chargers incorporating AccelRate’s proprietary technology, and the appointment of Papé Material Handling and Carney Battery Handling Ltd. for the sale and distribution of AccelRate’s private label line of rapid battery chargers.

AccelRate’s proprietary battery charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

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AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.